ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199

August 14, 2013	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Western Asset Funds, Inc. (the “Corporation”)
Investment Company Act Registration No. 811-06110
Securities Act Registration No. 33-34929
Post Effective Amendment Number 68 to the Corporation’s Registration Statement on Form N-1A Filed on May 31, 2013, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended (the “Act”)

Ladies and Gentlemen:

This letter provides the Corporation’s response to comments on the above-referenced amendment to the Registration Statement of the Corporation, relating to Western Asset Macro Opportunities Fund (the “Fund”), a new series of the Corporation, that Ms. Valerie Lithotomos provided by telephone to Adam Schlichtmann on July 15, 2013. For convenience of reference, each of the comments is summarized before the Corporation’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Please confirm that the Corporation will file all appropriate exhibits to the Registration Statement with respect to the Fund in a filing made under Rule 485(b) under the Act.

Response:	The Corporation confirms that it intends to file all appropriate exhibits to the Registration Statement with respect to the Fund in a filing made under Rule 485(b) under the Act.

2.	Please confirm that the twenty-five basis point cap on Rule 12b-1 fees for Class FI shares of the Fund is a cap imposed by the Fund’s Board of Directors, not a waiver or reimbursement of an expense by a service provider to the Fund that is subject to recapture by the service provider.

Response:	The Fund confirms that the twenty-five basis point cap on Rule 12b-1 fees for Class FI shares of the Fund is a cap imposed by the Fund’s Board of Directors.

August 14, 2013

3.	Please confirm the components of the letter dated July 30, 2010 from Barry D. Miller, Associate Director, Office of Legal Disclosure, Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute regarding derivatives

Response:	The Fund is familiar with the above-mentioned letter. The Fund believes that its derivatives-related disclosures are appropriate.

4.	Confirm the Fund does not intend to invest in hedge funds as part of its principal investment strategy.

Response:	At this time the Fund does not intend to invest in hedge funds as part of its principal investment strategy.

5.	Consider re-naming the section of the Fund’s prospectus captioned “Certain risks” to “Principal risks”

Response:	The Fund respectfully declines to incorporate the proposed change.

*            *            *

The Corporation acknowledges the following: (i) the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

Adam M. Schlichtmann